Exhibit 99.1

China Digital TV Announces Plans to List Content Access and Related Businesses on China’s National Equities Exchange and Quotations

BEIJING, April 15, 2016 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that its board of directors approved a plan to list its subsidiary Beijing Super TV Co., Ltd. ("Super TV") separately on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “NEEQ”) without an offering. Upon listing, Super TV will comprise the Company's CA business and certain CA-related businesses.

It is expected that, upon the successful completion of the restructuring and the proposed listing of Super TV on the NEEQ, the Company will own approximately 90% of the outstanding equity interest of Super TV and certain executive officers and core employees of Super TV will own the remaining 10%through an internal capital raise. Super TV will also grant share options to certain executive officers and core employees to purchase up to an additional 20% of the post-exercise equity interests in Super TV in aggregate after the listing. No such options may be granted, however, unless Super TV achieves certain targets in terms of performance or market capitalization. The Company will continue to consolidate Super TV's financial results. Following the completion of the proposed NEEQ listing of Super TV, the Company’s American depositary shares will continue to be traded on the NYSE, and its common shares will continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. Jianhua Zhu, China Digital TV's chief executive officer, stated, “Our business has evolved over the years to a point where we see a clear dichotomy between the traditional CA business and the emerging cloud-based content services platform. Both businesses are uniquely positioned, providing us confidence that they would operate more efficiently, and be more accurately valued, under separate capital structures. Since our leadership in this market is more widely recognized among Chinese investors, we are evaluating the prospect of a NEEQ listing for our traditional CA business in order to better support its future growth. We will keep investors apprised as this process moves forward in the coming weeks and months.”

Established by the State Council in late 2012, the NEEQ is a national over-the-counter market that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market exchanges. The NEEQ allows for trading of stock of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges, allowing small- to medium-sized enterprises in China access to the capital markets and greater exposure to the investment community.

The Company's ability to complete the proposed NEEQ-listing of Super TV is subject to various PRC exchange and regulatory approvals and filings, and as a result, there are significant timing, qualification and other uncertainties in connection with the proposed listing of Super TV on the NEEQ.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "may", "should" and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com